News release via Canada NewsWire, Toronto 416-863-9350

Attention Business/Financial Editors:

CIBC to hold Annual Meeting and Release First Quarter Results in Toronto on February 27th

TORONTO, Feb. 10 /CNW/ — CIBC’s Annual Meeting of Shareholders will take place on Thursday, February 27, 2003 at Roy Thomson Hall, 60 Simcoe Street, Toronto, Ontario. The business of the meeting will include the election of the Board of Directors, appointment of auditor, discussion and voting on shareholder proposals and shareholder questions.

There will be a live webcast of the annual meeting of shareholders beginning at 10:00 a.m. (EST). Speeches and slide presentations that accompany the event will be available on www.cibc.com on February 27 prior to the start of the meeting.

CIBC will also be announcing its fiscal 2003 first quarter results on Thursday, February 27, 2003. The results will be released in the morning, followed by a live webcast/teleconference call with analysts, investors and media in the afternoon.

Earnings Conference Call/Webcast

CIBC’s first quarter results conference call will take place on Thursday, February 27, 2003 at 3:30 p.m. (EST). Participants are asked to call (416) 641-6700 in Toronto, or toll-free 1-800-396-0424 throughout the rest of North America, 10 minutes prior to the call. Immediately following the formal presentations, CIBC executives will be available to answer questions from analysts, investors and media.

There will also be a live webcast on CIBC’s website, Investor Relations section, at www.cibc.com.

Financial Results and Investor Presentation

Details of CIBC’s first quarter results, as well as a presentation to investors, will be available online at www.cibc.com, Investor Relations section, approximately 30 minutes prior to the conference call/webcast.

Earnings Conference Call Replay and Archived Webcast

A telephone replay of the conference call will be available from approximately 6:00 p.m. (EST) on February 27, 2003 until midnight March 13, 2003. To access the replay, call 1-800-558-5253, passcode number 21120420.

The webcast will be archived on CIBC’s website. Further details and instructions regarding the webcast, including necessary software, are available at www.cibc.com.

VIEW ADDITIONAL COMPANY-SPECIFIC INFORMATION:
http://www.newswire.ca/cgi-bin/inquiry.cgi?OKEY=14730
http://www.newswire.ca/cgi-bin/inquiry.cgi?OKEY=94264

For further information: Emily Pang, Senior Director, Investor and Financial Communications, (416) 980-3512 or Emily.Pang@cibc.com.; Archived images on this organization are available through CNW E-Pix at http://www.newswire.ca. Images are free to members of The Canadian Press.